                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 4)

                     SPIROS DEVELOPMENT CORPORATION II, INC.
  -----------------------------------------------------------------------------
                                (NAME OF ISSUER)


                CALLABLE COMMON STOCK, PAR VALUE $0.001 PER SHARE
  -----------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   848 936 100
  -----------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  CAM L. GARNER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           DURA PHARMACEUTICALS, INC.
                               7475 LUSK BOULEVARD
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 457-2553
 -------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                August 31, 2000
  -----------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

CUSIP NO.  848 936 100                 13D                     Page 2 of 4 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON


         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


         DURA PHARMACEUTICALS, INC.


         IRS Employer Identification No.:  95-3645543
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                      (a)   / /      (b)   / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


                  NA
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


                  Delaware
--------------------------------------------------------------------------------
          NUMBER             7        SOLE VOTING POWER

            OF                                 0
                             ---------------------------------------------------
          SHARES             8        SHARED VOTING POWER

       BENEFICIALLY                            0
         OWNED BY            ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER
                             ---------------------------------------------------
          PERSON                               0
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
           WITH
                                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                         / /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                                  0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*


                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 4 relates to the Callable Common Stock of Spiros Development Corporation II, Inc., a Delaware corporation (the "Issuer" or "Spiros"), and amends the statement on Schedule 13D initially filed by Dura Pharmaceuticals, Inc., a Delaware corporation ("Dura"), with the SEC on January 2, 1998, amended by Amendment No. 1 thereto filed with the Commission on March 29, 1999, Amendment No. 2 thereto filed with the Commission on February 14, 2000, and Amendment No. 3 thereto filed with the Commission on March 21, 2000.

ITEM 4.     PURPOSE OF TRANSACTION

         Effective August 31, 2000, Dura acquired Spiros (the "Merger") pursuant to the Agreement and Plan of Merger by and among Dura and Spiros dated as of March 20, 2000 (the "Merger Agreement"). Dura, as the holder of Issuer's Special Common Stock, was entitled to purchase all outstanding common stock of Issuer at predetermined prices ranging from $27.96 to $45.95 per share. Issuer survived the merger as a wholly owned subsidiary of Dura. Pursuant to the Merger Agreement, (i) each holder of Issuer's Callable Common Stock, par value $0.001, received $13.25 in cash per share, plus one warrant to purchase 0.19 shares of Common Stock of Dura at an exercise price of $17.94 per share and (ii) all of Issuer's Special Common Stock was cancelled. See the Proxy Statement/Prospectus dated August 1, 2000 filed by Dura with the Securities and Exchange Commission on August 2, 2000. This Schedule 13D is being filed to reflect the disposition, pursuant to the Merger, of all of Dura's beneficial ownership rights to the Callable Common Stock through Dura's ownership of 100% of Issuer's Special Common Stock.





                               (Page 3 of 4 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2000           DURA PHARMACEUTICALS, INC.

                             By:  /s/ Mitchell R. Woodbury
                                  -----------------------------
                             Title:  Senior Vice President and General Counsel





ATTENTION:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (see 18 U.S.C. 1001).



                               (Page 4 of 4 Pages)